Exhibit 99.1

SCAILEX CORPORATION LTD. (“The Company”)

16 Shenkar Street (Entrance B), P.O.B. 12423, Herzliya Pituah 46733 Israel
Telephone: + 972-9-9610900 — Fax: + 972-9-9610912

March 26, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the
Corporation’s Normal Course of Business
(Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730–1970)

Further to the Company’s Immediate Report of March 13, 2008, the Company has completed the purchase of Linura Holding AG’s (“Linura”) entire shareholding in the Company’s subsidiary, Petroleum Capital Holdings Ltd. (“PCH”), at the rate of 19.9%, and has received, by way of assignment, the capital note that PCH had issued to Linura. The inclusive consideration for the purchase is a total of USD 57.2 million.

Upon completing the said acquisition, a capital gain of approximately NIS 24 million was created for the Company’s shareholders, which will be recorded in the Company’s books during the first quarter of 2008, and the Company’s equity increased by approximately NIS 54 million (including the said capital gain).

Linura’s shares in PCH were purchased using the Company’s own sources.

With the purchase of Linura’s shares in PCH, PCH, through which the Company holds shares of Oil Refineries Ltd., has become a wholly owned subsidiary of the Company. Furthermore, the PCH shareholders’ agreement was terminated following the purchase (with the exception of a number of clauses which remain in effect even after termination of the agreement).

Sincerely, Scailex Corporation Ltd.